UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-174975-01

CarMax Auto Owner Trust 2011-2
(Exact name of registrant as specified in its charter)

c/o CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400, Richmond, Virginia 23238
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
CarMax Auto Owner Trust 2011-2 Asset-Backed Notes,
Class A-1, Class A-2, Class A-3, Class A-4, Class B, Class C and Class D
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)(2)	☒
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 CarMax Auto Owner Trust 2011-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARMAX AUTO OWNER TRUST 2011-2
(Issuing Entity)

	By:	CARMAX BUSINESS SERVICES, LLC,
as Servicer

Date: September 16, 2015	By:	/s/ Andrew J. McMonigle
Andrew J. McMonigle
Treasurer